Exhibit 99

J. P. MORGAN CHASE & CO.
And
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 in accordance with generally accepted accounting principles.

As of or for the year ended December 31,			Heritage JP Morgan Chase Only
(Dollars in millions)	2005	2004 (e)	200[3]	2002	2001

Balance Sheet Data

Total Loans	$419,148	$402,114	$214,766	$216,364	$217,444
Total Assets	$1,198,942	$1,157,248	$770,912	$758,800	$693,575

Total Deposits	$554,991	$521,456	$326,492	$304,753	$293,650
Total Liabilities	$1,091,731	$1,051,595	$724,758	$716,494	$652,476

Allowance for Credit Losses	$7,490	$7,812	$4,847	$5,713	$4,806

Stockholder's Equity	$107,211	$105,653	$46,154	$42,306	$41,099

As of or for the year ended December 31,			Heritage JP Morgan Chase Only
(Dollars in millions)	2005	2004 (e)	2003	2002	2001

Income Statement Data

Total Net Revenue	$54,533	$43,097	$33,384	$29,619	$29,344

Provision for Credit Losses	$3,483	$2,544	$1,540	$4,331	$3,182

Net Revenue After
Provision for Credit Losses	$51,050	$40,553	$31,844	$25,288	$26,162

Noninterest Expense	$38,835	$34,359	$21,816	$22,764	$23,596

Income before Income Taxes	$12,215	$6,194	$10,028	$2,519	$2,566

Income Taxes	$3,732	$1,728	$3,309	$856	$847

Net Income	$8,483	$4,466	$6,719	$1,663	$1,694
(e) 2004 results include six months of the combined Firm's results and six months of JPMorgan Chase results.

J.P. Morgan Chase & Co. will provide without charge a copy of the Form 10-K for the fiscal year ended December 31, 2005 and a copy of the most recent quarterly Consolidated Reports of Condition and Income filed with the Board of Governors of the Federal Reserve System, with exhibits omitted. Written requests should be directed to: Office of the Secretary, J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

The information set forth above relates to and has been obtained from J.P. Morgan Chase & Co. The delivery of this 10-K shall not create any implication that there has been no change in the affairs of J.P. Morgan Chase & Co since the date hereof, or that the information contained herein or referred to above is correct as of any time subsequent to its date.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia on the 30th day of March, 2006.

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997

By: NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION as Servicer

By: /s/ SHELDON C. PETERSEN Sheldon C. Petersen, Governor and Chief Executive Officer